March 19, 2013

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:    Starbucks Corporation
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 16, 2012
File No. 000-20322

Dear Mr. Shenk:

Starbucks Corporation (“Starbucks” or the “Company”) has received your letter dated March 8, 2013 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company's Form 10-K for the fiscal year ended September 30, 2012. Starbucks understands the importance of providing full and transparent disclosures in its 1934 Act filings and appreciates this feedback from the Staff so it can continue to improve its filings. For your convenience, each of the numbered comments in your March 8, 2013 letter is repeated herein and the Company's response is set forth immediately below each such comment.

Form 10-K: For the Year Ended September 30, 2012

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Reclassifications
Change in shared service allocations, page 62

1.
In the Form 8-K filed on January 12, 2012 you initially disclosed that effective at the beginning of fiscal 2012 you reclassified certain indirect overhead costs previously reported in segment level financial results to unallocated corporate expenses within “other” as presented in the “Segment Reporting” note to the financial statements. In the Form 8-K filed on January 29, 2013 you disclose that effective at the beginning of fiscal 2013 you reclassified certain general and administrative and depreciation and amortization expenses previously reported as unallocated corporate expenses within “other” to segment level financial results. Applicable prior periods have been recast for both reclassifications. Please explain to us in further detail (i) the distinction between the two reclassifications and (ii) the reason for the timing of the two reclassifications 12 months apart.

RESPONSE:

Distinction between the two reclassifications
We advise the Staff that the fiscal 2012 and fiscal 2013 segment changes are due entirely to alterations in the way our ceo and chief operating decision maker (CODM) has chosen to realign and manage our business in these respective reporting periods. The decision in fiscal 2012 to centralize certain shared service functions that were previously allocated to the reportable segments was the result of the CODM no longer holding the operating segment presidents accountable for these centralized costs, thus driving changes in the internal reports utilized by the CODM. The decision in fiscal 2013 to decentralize some of these same functions was the result of the CODM repurposing certain centralized leadership functions to directly support the reportable operating segment presidents. This was not an allocation but rather a change in direct reporting lines which drove where the respective expenses were reflected in the financial results utilized by the CODM. Further detail surrounding each of these changes is provided in the immediately succeeding paragraphs.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 19, 2013

Fiscal 2012 segment changes
At the beginning of fiscal 2012, the CODM realigned the leadership structure for our retail operations and appointed a segment president to be in charge of each of the newly defined regions of Americas, China and Asia Pacific (CAP) and Europe, Middle East, Russia and Africa (collectively referred to as EMEA). This resulted in a revision to our reportable operating segments to align with the new leadership structure and changed our reportable segment structure from: 1) US, 2) International, and 3) Global Consumer Products Group (CPG) to the following four reportable segments: 1) Americas, 2) CAP, 3) EMEA, and 4) CPG (renamed “Channel Development” in the second quarter of fiscal 2012).

At the time of this change, the CODM and his leadership team realigned operational functions associated with managing each region; however, the CODM left many of our centralized functions unchanged. These centralized functions included certain indirect merchandising and manufacturing costs, as well as back-office shared service costs, inclusive of: facilities, finance, marketing and category, information technology, partner resources, and global store development. With the new regional leadership focus, the segment presidents were no longer held accountable by the CODM for these centralized functions. As a result, we ceased allocating the costs associated with these functions to the segments and instead managed these costs at the corporate level, which resulted in these costs being classified as unallocated corporate general and administrative expenses in the financial reports utilized by the CODM. We eliminated these costs from the segment level financial results as discussed in the Form 8-K filed on January 12, 2012 and in Note 1 of our fiscal 2012 financial statements filed on the Form 10-K.

Fiscal 2013 segment changes
After having operated under the new regional model for a year, the CODM and his leadership team identified the need to more closely align some of the centralized functions noted above with the new regional structure to better facilitate decision-making at a local level and to better optimize market opportunities in each operating segment. Direct reporting and operational responsibilities of certain previously centralized functional teams therefore changed to align with the regional leadership structure effective at the beginning of fiscal 2013. These changes resulted in certain direct employee and related expenses in our retail marketing and category, global store development and partner resources functions becoming more closely aligned to provide the needed support to the respective operating segment presidents. Our internal management reports utilized by the CODM were reflective of these changes to decentralize these previously centralized costs. This resulted in the reclassification of these costs from unallocated corporate expenses within “other” to the reportable segment level financial results as discussed in the Form 8-K filed on January 29, 2013.

Timing of the changes
The change in the management of these functions and related reporting lines determined where the respective costs were included in the management reports utilized by the CODM. Therefore, as described above, when the segment presidents were no longer being held accountable by the CODM for certain centralized functions in fiscal 2012, we ceased allocating the costs associated with these functions to the reportable segments and instead managed these costs at the corporate level. When some of these functional teams began reporting to the segment presidents in fiscal 2013, their respective costs were moved to align with the regions they were supporting. These changes, both in the form of direct reporting responsibility and in the financial results utilized by the CODM, became effective on the first day of the respective fiscal year. As a result, the changes in our segment level financial statements during fiscal 2012 and fiscal 2013 were reflective of how our CODM was allocating resources and reviewing performance during each of those fiscal years, beginning with the first day of each respective fiscal year.

Note 17. Segment Reporting, page 85

2.
Consistent with your disclosure in this note and note 1 referred to above, we expected the amounts reported here as operating loss for “other” for fiscal 2011 and 2010 after the reclassification effective at the beginning of fiscal 2012 would differ from the amounts previously reported by the amount of the respective adjustments to “general and administrative expenses” indicated in note 1. That is, fiscal 2011 operating loss would have increased from that reported in fiscal 2011 by the $113.2 million adjustment to “general and administrative” for fiscal 2011 indicated in note 1, and fiscal 2010 operating loss would have increased from that reported in fiscal 2011 by the $135.1 million adjustment to “general and administrative” for fiscal 2010 indicated in note 1. However, it appears in this segment reporting note that “other” differs from that previously reported by $178.2 million for fiscal 2011 and $224.2 million for fiscal 2010. It is not apparent from your disclosures that “other” was impacted in any other way in connection with the realignment of your organizational structure disclosed in note 1 and this segment reporting note. Please advise and reconcile the difference for us.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 19, 2013

RESPONSE:

We advise the Staff that the reclassifications from segment level general and administrative expenses to corporate level general and administrative expenses included in the "other" category totaled $65.0 million for fiscal 2011 and $89.1 million for fiscal 2010. These amounts reclassified from segment level general and administrative expenses to unallocated corporate level general and administrative expenses impacted segment level financial results, but not total general and administrative expenses in the consolidated statements of earnings. Therefore, this reclassification within general and administrative expenses is not reflected in the tabular disclosure provided in Note 1.

In connection with the Company's responses to the comments in your March 8, 2013 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the responses provided herein and look forward to hearing from you shortly if you have any additional comments based upon such responses. Please contact either Donna Brooks, vice president, Controller (by telephone at 206-318-7782 or by facsimile at 206-318-1000), or the undersigned (by telephone at 206-318-7681 or by facsimile at 206-318-0672).

Very truly yours,

/s/ Troy Alstead
Troy Alstead
chief financial officer and chief administrative officer

cc:	Mr. John Salata - Deloitte & Touche LLP, Seattle
Ms. Lucy Lee Helm, executive vice president, general counsel and secretary